UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

StarTek, Inc.

File No. 001-12793 - CF#23902
_____

StarTek, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 31, 2009.

Based on representations by StarTek, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through March 31, 2010
Exhibit 10.7	through February 28, 2011
Exhibit 10.8	through June 30, 2011
Exhibit 10.10	through January 26, 2010
Exhibit 10.12	through October 1, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel